FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Press release entitled “BBVA Banco Francés reports first quarter earnings for fiscal year 2006”

CONTACT:

María Adriana Arbelbide

Investor Relations

Phone: (5411) 4341 5036

E-mail: marbelbide@bancofrances.com.ar

May 10, 2006

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED FIRST QUARTER EARNINGS FOR FISCAL YEAR 2006

Executive summary

•	A further improvement in business. Net income for the first quarter of fiscal year 2006 registered a Ps.40.5 million gain, which compares favorably to a Ps.31 and a Ps.30 million gain posted in the December and the March 2005 quarter, respectively. Strong operating income was mainly driven by higher net financial income, which in turn was positively impacted by the sale of public sector loans and bonds, combined with an increase in net income from services and lower administrative expenses. Furthermore, Banco Francés maintained in place its strategy of improving its financial condition. Thus, during the present quarter, the Bank registered provisions that will allow completion of the mark-to-market valuation of public sector bonds issued by the Federal Government.

•	BBVA Banco Francés continued expanding in the Argentine market, ranking as the first private bank in terms of private sector deposits and among the first banks in terms of shareholders’ equity.

•	The Bank reinforced its efforts in credit activity, with a significant growth in private sector loans (Ps. 450 million increase during the first quarter), equivalent to 46% annualized.

•	A decrease in public sector exposure also helped BBVA Banco Francés to improve its portfolio composition, which now has a larger proportion of private sector assets.

•	Solid asset quality standards. The ratio of non-performing to total outstanding financings remained at 1.21%, similar to the previous quarter, while the coverage ratio reached 146.86% as of March 31, 2006. BBVA Banco Francés maintains its leading position in terms of such ratio in the financial system.

•	Higher fee income together with a decrease in administrative expenses, led to an improved efficiency ratio. The coverage of administrative expenses (excluding amortization) with income from services (including fees from FX purchase & sales) reached 75,3% in the March 2006 quarter.

First quarter of fiscal year 2006

Economic activity appears to be decelerating very gradually. Preliminary data for the first quarter of the year indicate that industrial production increased 7.0% y.o.y. vis-á-vis 8.8% in the fourth quarter of 2005. In aggregate terms, the EMAE, a monthly proxy for GDP, grew 9.3% y.o.y. in the first two months of the year spurred on mainly by construction, public works and tourism.

Consumer prices rose by 2.9% in the first quarter, well below the 4 % recorded in the same period of the previous year. Although core inflation remained above overall inflation, it accumulated an increase of 3.1% (4.8% in the first quarter of 2005). The government is implementing measures aiming at keeping inflation under control.

The fiscal primary balance reached Ps 4913.5 million in the first quarter of 2006. Total fiscal revenues rose by 25.8% y.o.y. during the period, but government expenditures had a larger increase of 27.8%. Even though tax collectioncontinue to grow at very strong rates, some expenditure items, mainly capital expenditures, tend to erode the fiscal primary balance progressively.

Strong import growth continued into 2006, leading to a very slight erosion of the trade surplus which fell by 4% in the first three months of the year. Due to stronger capital inflows the Central Bank increased its intervention in the FX market. Foreign currency purchases by the BCRA amounted to USD 2.7 billion, approximately USD 0.5 billion higher than the previous year (including purchases of Banco Nación). As in the second half of 2005, the Argentine peso continued to depreciate in the first quarter. The exchange rate closed at Ps. 3.0798 per U.S. dollar, almost 5 cents above the exchange rate at the end of December, that is a 1.6% increase.

The monetary base grew 4.8% on average during the first quarter of 2006. The Central Bank’s significant intervention in the foreign exchange market with the intention of restoring the level of the international reserves prior to a debt service payment to the International Monetary Fund was partially negated. The Central Bank also met the monetary program first quarter target, which now has target ranges over the monetary aggregate M2. The monetary policy became tighter, Central Bank auctions of Nobac at a variable interest rates succeeded in extending the maturities of these instruments and interest rates of deposits increased on average 70/80 bps during this period.

The Business

BBVA Banco Francés is a leading private sector bank, ranking first in terms of deposits and shareholders’ equity, according to the most recent statistics published by the Central Bank in February 2006. By the end of the first quarter of the current fiscal year, the Bank had Ps. 11.4 billion in deposits and total shareholders’ equity reached Ps. 1.8 billion, on a consolidated basis.

BBVA Banco Francés follows a universal strategy with a strong presence in the different market segments. Focused on the core business, the Bank bolsters its lending activity aiming to increase the relative proportion of private assets in its portfolio, while maintaining its market share in terms of deposits and further developing the transactional business. Furthermore, taking advantage of the sustained recovery of prices of public sector debt in the secondary market, during the present quarter, the Bank sold public sector assets and carried out further improvements in its asset and liability structure. Management expects to achieve 2006 goals, including a significant expansion of private loan portfolio with emphasis in the retail segment, by implementing a commercial strategy strongly oriented towards business, capitalizing the strong corporate culture that distinguishes BBVA Banco Francés in the market.

Presentation of Financial Information

•	All foreign currency transactions accounted for at a free exchange rate as of March 31, 2006 have been translated into pesos at the reference exchange rate of Ps. 3.0808 per U.S. dollar, published by the Central Bank of Argentina on that date.

•	This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s interest in the Consolidar Group is accounted for by the equity method; BBVA Banco Francés’ stake in the Consolidar Group and the Consolidar Group’s results are included in Investments in other companies and Income from equity investments, respectively.

•	March 2005 figures presented for comparative purposes were adjusted according to the adjustment to prior years accounted for during the present fiscal year. See Note 2.3.p y 2.3.q to the Financial Statements.

FIRST QUARTER EARNINGS

Condensed Income Statement (1)

	Quarter ended			% Change Qtr ended 03/31/06 vs. Qtr ended
in thousands of pesos except income per share, income per ADS and percentages	03/31/06	12/31/05	03/31/05	12/31/05	03/31/05
Net Financial Income	287,724	262,988	187,893	9.41%	53.13%
Provision for loan losses	(18,174)	(20,795)	(10,455)	-12.60%	73.83%
Net income from services	100,155	93,728	83,652	6.86%	19.73%
Administrative expenses	(163,616)	(167,532)	(134,394)	-2.34%	21.74%
Operating income	206,089	168,389	126,696	22.39%	62.66%
Income (loss) from equity investments	9,381	4,311	8,085	117.61%	16.03%
Income (Loss) from Minority interest	(286)	(678)	(411)	-57.82%	-30.41%
Other income/expenses	(173,174)	(139,302)	(94,358)	24.32%	83.53%
Income tax and Minimum Presumed Tax	(1,468)	(1,702)	(7,886)	-13.75%	81.38%
Net income for the period	40,542	31,018	32,126	30.70%	26.20%
Net income per share (2)	0.09	0.07	0.09	30.70%	-1.44%
Net income per ADS (3)	0.26	0.20	0.26	30.70%	-1.44%

(1)	Exchange rate: 3.0808 Ps. = 1 US$
(2)	Assumes 471,361,306 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

Net income for the quarter ended March 31, 2006 totaled Ps. 40.5 million, 30.7% and 26.2% higher than the figures posted in the December and the March 2005 quarter, respectively. During the present quarter the Bank registered a gain, which was accounted for in the Net financial income, related to the sale of public sector loans and bonds. In addition, net financial margin also benefited from the higher market valuation of public sector bonds and bills and notes from the Central Bank. On the other hand, growth in income from services, mainly related to a higher level of activity and an increase in capital market fees, combined with lower administrative expenses, led to a further expansion in operating income.

The loss in Other income/expenses is mainly explained by: i) a Ps.56.1 million charge related to the amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance with the Central Bank’s regulations (which does not imply that the Bank waives its right to seek compensation from the Argentine Government in the future) ii) the provisions registered in Other expenses during the quarter to cover the taxable deferred asset stemming from the use of the deferred tax method, the opposite entry of which is included in Other income, and iii) the registration of general provisions that will allow the Bank to complete the mark-to-market valuation of public sector bonds issued by the Federal Government.

	Quarter ended			% Change Qtr ended 03/31/06 vs. Qtr ended
in thousands of pesos except percentages	03/31/06	12/31/05	03/31/05	12/31/05	03/31/05
Return on Average Assets (1)	1.11%	0.87%	0.87%	28.45%	28.15%
Return on Average Shareholders´Equity (1)	8.90%	6.91%	7.56%	28.80%	17.79%
Net fee Income as a % of Operating Income	25.82%	26.28%	30.81%	-1.73%	-16.18%
Net fee Income as a % of Administrative Expenses	61.21%	55.95%	62.24%	9.41%	-1.66%
Adm. Expenses as a % of Operating Income (2)	42.18%	46.97%	49.49%	-10.18%	-14.77%

(1)	Annualized
(2)	Adm.Expenses / Net financial income + Net income from services

Net financial Income

Net financial income for this first quarter totaled Ps. 288 million as compared to Ps.263 million and Ps. 188 million registered in the December and the March 2005 quarters, respectively.

It is important to note that while the December 2005 quarter included an a gain related to the sale of public sector loans, the present quarter was positively impacted by a gain derived from the sale of public sector bonds and loans combined with an increase in the market value of public sector assets.

On the other hand, strength in net financial margin is also explained by the long CER-adjusted position that the Bank maintains in an environment of negative real interest rates.

As already mentioned, the increase in Net financial income as compared to the March 2005 quarter is mainly explained by the gain accounted for during the present quarter stemming from the sale of guaranteed loans and bonds, together with the increase in the market value of public sector assets.

Public Sector Exposure

	Quarter ended			% Change Qtr ended 03/31/06 vs. Qtr ended
in thousands of pesos except percentages	03/31/06	12/31/05	03/31/05	12/31/05	03/31/05
Public Sector - National Government	4,676,296	5,033,167	7,251,429	-7.09%	-35.51%
- Loans to the Federal government & Provinces	3,315,950	3,957,597	6,156,101	-16.21%	-46.14%
- Total bond portfolio	1,042,802	761,833	865,247	36.88%	20.52%
Compensatory bond	78,800	74,075	77,536	6.38%	1.63%
Compensatory bond to be credited	122,251	114,922	—	6.38%	—
Other government bonds	841,751	572,836	787,711	46.94%	6.86%
- Trustees	323,244	313,741	285,453	3.03%	13.24%
- Allowences	(5,700)	(4)	(55,372)	—	-89.71%

Bills and Notes from Central Bank	1,627,560	1,655,150	668,483	-1.67%	143.47%

Total exposure to the Public Sector	6,303,856	6,688,317	7,919,912	-5.75%	-20.40%

The Bank’s long-term public sector exposure totaled Ps.4.6 billion by the end of the first quarter of fiscal year 2006, 7.1% and 35.5% lower than the balance registered in December and March 2005, respectively. During the present quarter the Bank further decreased its public sector portfolio, through the sale of guaranteed loans and public sector bonds.

During the June 2005 quarter the Bank accounted for the Peso and Dollar denominated Discount bonds received in exchange for the public sector debt that was included in the sovereign debt restructuring process.

As for the compensatory bond to be received, during the December 2004 quarter the Bank had charged off the compensatory assets being objected to by the Central Bank. However, during the June 2005 quarter, a higher compensatory bond to be received was accounted for due to Banco Nación Loan – Fiduciary Fund (“Préstamo Banco Nación - Fondo Fiduciario”). In this respect, following the decision of the Managing Committee of the Trust Fund for Reconstruction of Companies, which stated that only 50% of the financing was to be converted into pesos while the difference was to be maintained in its original currency, the Bank would have to be compensated pursuant to the compensation mechanism applicable to financial institutions for the remaining 50%.

On May 16, 2005 the Bank filed a request with the Ministry of Economy and Production against Resolution No. 25. Although the Federal Government has yet not ruled on the matter, in May 2005 the Bank registered a 23.2 million dollar denominated liability and the corresponding amount to be compensated.

Total loan portfolio

The chart below shows the composition of the loan portfolio in monthly balances:

	Quarter ended			% Change Qtr ended 03/31/06 vs. Qtr ended
in thousands of pesos except percentages	03/31/06	12/31/05	03/31/05	12/31/05	03/31/05
Private & Financial sector loans	4,336,428	3,889,403	2,604,463	11.49%	66.50%
Advances	755,800	733,597	335,985	3.03%	124.95%
Notes discounted and purchased	573,946	560,863	230,413	2.33%	149.09%
Consumer Mortgages	397,296	394,678	393,141	0.66%	1.06%
Personal loans	414,918	355,649	202,458	16.67%	104.94%
Credit cards	417,461	393,893	252,664	5.98%	65.22%
Car secured loans	72,291	60,714	38,645	19.07%	87.06%
Loans to financial sector	195,054	119,745	57,694	62.89%	238.08%
Other loans	1,606,959	1,364,041	1,184,953	17.81%	35.61%
Unaccrued interest	(3,132)	(2,577)	(902)	21.54%	247.23%
Adjustment and accrued interest & exchange differences receivable	48,352	44,361	32,947	9.00%	46.76%
Less: Allowance for loan losses	(142,517)	(135,561)	(123,535)	5.13%	15.37%
Loans to public sector	3,315,950	3,957,597	6,156,101	-16.21%	-46.14%
Loans to public sector	1,778,177	2,190,019	3,805,569	-18.81%	-53.27%
Adjustment and accrued interest & exchange differences receivable	1,537,773	1,767,578	2,350,532	-13.00%	-34.58%
Net total loans	7,652,378	7,847,000	8,760,564	-2.48%	-12.65%

To rebuild the private sector loan portfolio, this quarter the Bank expanded by 11.5% (almost Ps. 450 million) its total private loans. Such growth was attained both in the commercial sector as well as in the retail segment. In the corporate and middle market segment, growth was driven by other loans (including foreign trade transactions), advances and notes discounted, which grew 17.8% (Ps. 250 million), 3% (Ps. 22.2 million) and 2.3% (Ps. 13 million), respectively, as compared to the previous quarter. As for the retail segment, personal loans and credit card financings expanded 16.7% (Ps. 59.2 million) and 6% (Ps. 23.6 million), respectively. Similarly, private loans grew Ps. 1.732 million during the last twelve months.

As previously mentioned, the Bank’s goals for the present fiscal year include the expansion of credit activity with the intention of rebuilding its traditional loan portfolio composition, more focused on the private sector than on public sector assets.

The decrease in public sector loan portfolio is mainly related to the sale of guaranteed loans that was carried out during the present quarter, and the reclassification of part of the negotiable obligations Fondo Fiduciario Provincial ($305 million), following the swap for government bonds BOGAR 2020.

Government and Private Securities

The following chart shows the total exposure of the Bank in government and private securities as of March 31, 2006, including repurchase agreement transactions. The increase in Total bond portfolio as compared to the previous quarter is mainly explained by the BOGAR 2020 portfolio (Ps. 305 million) received in exchange for negotiable obligations Fondo Fiduciario Provincial.

	Quarter ended			% Change Qtr ended 03/31/06 vs. Qtr ended
in thousands of pesos except percentages	03/31/06	12/31/05	03/31/05	12/31/05	03/31/05
Holdings	2,636,888	2,400,485	1,930,355	9.85%	36.60%
Trading	1,677,725	1,706,930	681,874	-1.71%	146.05%
Liquidity Requirements	—	—	—	—	—
Investment Accounts	358,053	437,655	642,458	-18.19%	-44.27%
Investment Accounts (RML - Liquidity Requirements)	—	—	—	—	—
Investment accounts - Compensatory bond	78,800	74,075	77,536	6.38%	1.63%
Other fixed income securities	528,010	181,829	583,859	190.39%	-9.57%
Allowances	(5,700)	(4)	(55,372)	142400.00%	-89.71%

Repurchase Agreements	—	—	—	—	—
B.C.R.A. (Reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	—	—	—
Investment Accounts (reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	—	—	—

Net Position	2,636,888	2,400,485	1,930,355	9.85%	36.60%
Trading	1,677,725	1,706,930	681,874	-1.71%	146.05%
Investment Accounts	358,053	437,655	642,458	-18.19%	-44.27%
Investment Accounts (RML)	—	—	—	—	—
Investment accounts - Compensatory bond	78,800	74,075	77,536	6.38%	1.63%
Other fixed income securities	528,010	181,829	583,859	190.39%	-9.57%
Allowances	(5,700)	(4)	(55,372)	142400.00%	-89.71%

Net Position in Other fixed income securities as of December 2005 includes Ps. 88.8 million of Private Bonds

(1)	Net Position excludes the compensatory bond to be received, which is accounted for in Other banking receivables (Ps. 122.3 million in March 2006)

During the June 2005 quarter the Bank registered the Dollar and Peso discount bonds, corresponding to the Public sector debt that was swapped in the last sovereign restructuring process and a higher compensatory bond to be received related to the Banco Nación Loan – Fiduciary Fund (1).

Valuation methods

As of December 31, 2005 the Bank marked to market: (i) secured bonds (BOGAR 2018 issued pursuant to Decree No.1579/2002 - under Resolution 539/2002 of the Ministry of Economy -); (ii) dollar denominated “Discount Bonds” and “GDP-linked Securities” received during the last sovereign restructuring process (which most recently were sold); and (iii) the Federal Government Bonds (BODEN 2012) received and to be received as compensation for the asymmetrical switch into pesos. The remaining public sector bonds are valued according to regulations in force. Furthermore, bills from the Central Bank are valued at market value.

Income from Securities and Short-Term Investments

	Quarter ended			% Change Qtr ended 03/31/06 vs. Qtr ended
in thousands of pesos except percentages	03/31/06	12/31/05	03/31/05	12/31/05	03/31/05
Income from securities and short-term Investments	94,671	24,207	16,641	291.09%	468.90%
Trading account	13,770	9,163	5,498	50.28%	150.47%
Investment account	3,975	1,594	—	-149.39%	—
Investment account - Compensatory bond	5,667	669	484	747.60%	1071.97%
Other fixed income securities	71,259	12,781	10,660	457.52%	568.49%

CER adjustment	361	2,891	15,387	-87.52%	-97.66%

CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	361	2,891	15,387	-87.52%	-97.66%

Income from securities and short-term investments registered a Ps. 94.7 million gain in the quarter ended March 31, 2006, compared to a Ps. 24.2 million and a Ps.16.6 million gain posted in the December and the March 2005 quarter, respectively. The increase as compared to the previous quarter is mainly related to a higher market value of public sector bonds, and notes and bills from the Central Bank, together with a gain coming from the sale of public sector bonds.

Similarly higher income from securities and short-term investments as compared to the same quarter of previous fiscal year is related to a higher volume of securities in our LEBAC portfolio.

Funding Sources

BBVA Banco Francés is the leading private sector bank in terms of deposits, with a 10.5% market share in private sector deposits as of March 31, 2006.

	Quarter ended			% Change Qtr ended 03/31/06 vs. Qtr ended
in thousands of pesos except percentages	03/31/06	12/31/05	03/31/05	12/31/05	03/31/05
Total deposits	11,069,513	10,447,754	9,410,044	5.95%	17.64%
Current accounts	2,114,924	1,901,500	1,877,829	11.22%	12.63%
Peso denominated	2,110,545	1,893,871	1,872,507	11.44%	12.71%
Foreign currency	4,379	7,629	5,322	-42.60%	-17.72%
Savings accounts	3,048,699	3,000,508	2,513,095	1.61%	21.31%
Peso denominated	2,325,261	2,344,285	1,970,474	-0.81%	18.01%
Foreign currency	723,438	656,223	542,621	10.24%	33.32%
Time deposits	5,563,952	5,161,013	4,728,713	7.81%	17.66%
Peso denominated	3,530,695	3,141,377	2,964,483	12.39%	19.10%
CER adjusted time deposits	1,399,466	1,463,551	1,467,314	-4.38%	-4.62%
Foreign currency	633,791	556,085	296,916	13.97%	113.46%
Other	341,938	384,733	290,407	-11.12%	17.74%
Peso denominated	265,262	319,484	230,752	-16.97%	14.96%
Foreign currency	76,676	65,249	59,655	17.51%	28.53%

Rescheduled deposits (*)	286,226	306,322	427,454	-6.56%	-33.04%
Peso denominated	286,226	306,322	427,454	-6.56%	-33.04%

Total deposits + Rescheduled deposits & CEDROS	11,355,739	10,754,076	9,837,498	5.59%	15.43%

(*)	The payment of Rescheduled Deposits concluded in August 2005 in accordance with its original schedule, except those deposits that have a pending legal injunction.

During the first quarter, private deposits (both peso and dollar denominated deposits), like during the December 2005 quarter, maintained a positive trend, growing 4.2% (Ps.4.2 billion) as compared to the prior quarter. On the other hand, public sector deposits grew by 3.6% (Ps. 1.2 billion) during present quarter.

As for BBVA Banco Francés, total deposits in the Bank grew 6% and 17.6% as compared to the December and March 2005 quarters, respectively, excluding the effect of the reduction of rescheduled deposits. Such decrease (6.6% and 35.9% as compared to those same periods, respectively) is related to the scheduled maturity of rescheduled deposits in August 2005 and the payment of amounts to depositors pursuant to legal injunctions.

Growth in total deposits, as compared to the previous quarter, was reflected across our range of products, and in particular in current accounts and time deposits, which grew 11.2% (Ps 213 million) and 7.8% (Ps 403 million), respectively. Foreign currency-denominated deposits grew 11.9% in the last three-month period, amounting to USD 466.9 million (Ps. 1,438 million) as of March 31, 2006.

During the last twelve-month period growth was led by a 17.6% increase in time deposits and a 21.3% and a 12.7% growth in saving accounts and in current accounts, respectively.

Other Funding Sources

Changes shown in the following chart are affected by the depreciation of the peso. The 68.9% decrease in Other funding sources as compared to the March 2005 quarter is mainly explained by the repayment of rediscounts from the Central Bank (the financial support granted to the Bank during the liquidity crisis, with a financial cost of 3.5% interest rate plus CER adjustment) carried out in September 2005.

	Quarter ended			% Change Qtr ended 03/31/06 vs. Qtr ended
in thousands of pesos	03/31/06	12/31/05	03/31/05	12/31/05	03/31/05
Lines from other banks	317,153	297,291	218,071	6.68%	45.44%
Loans from the Central Bank	—	—	1,871,636	—	-100.00%
Anticipated cancellations Res.381/04	—	—	-126,536	—	-100.00%
Other loans from the Central Bank	102,378	98,972	24,185	3.44%	323.31%
Senior Bonds	298,394	288,871	318,887	3.30%	-6.43%
Other banking liabilities	717,925	685,134	2,306,243	4.79%	-68.87%
Subordinated Debt	—	—	—	—	—

Total other funding sources	717,925	685,134	2,306,243	4.79%	-68.87%

Foreign currency funding sources, expressed in dollars, are shown in the following chart. There was no significant change in other funding sources during the quarter.

Other dollar funding sources

	Quarter ended			% Change Qtr ended 03/31/06 vs. Qtr ended
in thousands of dollars	03/31/06	12/31/05	03/31/05	12/31/05	03/31/05
Lines from other banks	78,494	73,993	73,161	6.08%	7.29%
Senior Bonds	98,431	95,290	109,085	3.30%	-9.77%
Other banking liabilities	176,925	169,283	182,245	4.51%	-2.92%
Subordinated Debt	—	—	0	—	—
Total other funding sources	176,925	169,283	182,245	4.51%	-2.92%

Asset Quality

High asset quality standards distinguish BBVA Banco Francés in the financial system. The Bank was able to attain a 1.2% non-performing ratio with respect to all types of financing (i.e., loans, corporate senior debt purchased and guarantees granted by the Bank), with a 146.86% coverage. It is important to highlight that currently BBVA Banco Francés is one of the leading banks with regard to this ratio.

The higher aggregate amount of non-performing assets is related to the reclassification of corporate loans.

	Quarter ended			% Change Qtr ended 03/31/06 vs. Qtr ended
in thousands of pesos except percentages	03/31/06	12/31/05	03/31/05	12/31/05	03/31/05
Nonaccrual financing (1)	99,810	95,090	106,114	4.96%	-5.94%
Allowances	146,585	139,679	135,031	4.94%	8.56%
Nonaccrual financing/ total financing	1.21%	1.12%	1.09%	7.62%	10.33%
Allowances /nonaccrual financing	146.86%	146.89%	127.25%	-0.02%	15.41%

Total financing includes loans and Other banking receivables and Guarantees granted by the Bank

(1)	Nonaccrual financing include all loans to borrowers classified as “Problem”, “deficient Servicing”, “High Insolvency Risk”, “difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical decision” according to the new Central Bank debtor classification system.

The following chart shows the evolution of allowances for loan losses, which include allowances related to other banking receivables. Changes in the Increase and Decrease account are mainly explained by the reclassification of commercial loans, and the sale of commercial loans, respectively.

	Quarter ended			% Change Qtr ended 03/31/06 vs. Qtr ended
in thousands of pesos except percentages	03/31/06	12/31/05	03/31/05	12/31/05	03/31/05
Balance at the beginning of the quarter	137,406	124,890	128,742	10.02%	6.73%
Increase	18,174	20,795	10,455	-12.60%	73.83%
Provision increase/decrease - Exchange rate difference	249	1,332	-520	-81.31%	147.88%
Decrease	-11,336	-9,611	-8,835	17.95%	28.31%
Balance at the end of the quarter	144,493	137,406	129,842	5.16%	11.28%

Income from services net of other operating expenses

During the first quarter of fiscal year 2006, BBVA Banco Francés consolidated its position in the transactional business, showing a further increase in fees. Commercial efforts led to an increase in activity level, with a positive impact in income from services, which totaled Ps. 100.2 million in this first quarter; 6.9% and 19.8% higher that the figure posted in the December and the March 2005 quarter, respectively. The increase as compared to the December 2005 quarter was mainly driven by higher service charges on deposits accounts, credit cards, insurance and capital market fees.

Fee income growth as compared to the same quarter of the previous fiscal year is mainly explained by an increase in operational volume.

	Quarter ended			% Change Qtr ended 03/31/06 vs. Qtr ended
in thousands of pesos except percentages	03/31/06	12/31/05	03/31/05	12/31/05	03/31/05
Net income from services	100,155	93,728	83,652	6.86%	19.73%

Service charge income	122,714	116,715	97,691	5.14%	25.61%
Service charges on deposits accounts	44,546	42,432	36,867	4.98%	20.83%
Credit Cards and operations	21,142	21,521	17,234	-1.76%	22.68%
Insurance	8,295	6,846	4,611	21.16%	79.89%
Capital markets and securities activities	4,864	1,738	3,954	179.86%	23.00%
Fees related to Foreign trade	7,653	7,609	7,043	0.57%	8.66%
Other fees	36,214	36,567	27,982	-0.97%	29.42%

Services Charge expense	(22,560)	(22,986)	(14,039)	-1.86%	60.69%

Income related to foreign currency exchange transactions is not accounted for in net income from services but it is in net financial income. As of March 2006, such income amounted to approximately Ps.17.7 million, compared to Ps. 20.1 million and Ps. 19.1 million registered in the December and March 2005 quarter, respectively. The Bank currently purchases and sells U.S. dollars through all of the Bank’s branches, its ATM network as well as over the Internet. The Bank also sells and purchases Euros, Brazilian reales and Uruguayan pesos.

Administrative expenses

	Quarter ended			% Change Qtr ended 09/30/05 vs. Qtr ended
in thousands of pesos except percentages	03/31/06	12/31/05	03/31/05	12/31/05	03/31/05
Administrative expenses	(163,616)	(167,532)	(134,394)	-2.34%	21.74%

Personnel expenses	(92,181)	(101,200)	(71,367)	-8.91%	29.16%
Electricity and Communications	(4,798)	(4,632)	(4,142)	3.58%	15.84%
Advertising and Promotion	(11,168)	(11,534)	(7,129)	-3.17%	56.66%
Honoraries	(5,228)	(6,486)	(5,281)	-19.40%	-1.00%
Taxes	(5,362)	(4,124)	(4,484)	30.02%	19.58%
Organization and development expenses	(1,908)	2,916	(4,920)	-165.43%	-61.22%
Amortizations	(6,968)	(6,681)	(6,391)	4.30%	9.03%
Other	(36,003)	(35,791)	(30,680)	0.59%	17.35%

Administrative expenses amounted to Ps. 163.6 million as of March 31, 2006; 2.3% lower and 21.7% higher than total expenses accounted for in the December and March 2005 quarter, respectively.

Lower administrative expenses as compared to the previous quarter are mainly explained by a decrease in personnel expenses. In this regard, it is important to note that during the December 2005 quarter the Bank registered an adjustment in the bonus provisioning related to a higher profitability level.

Higher administrative expenses as compared to the same quarter of the previous fiscal year are mainly explained by an increase in personnel and advertising and promotion expenses. As previously mentioned, the increase in personnel expenses is mainly related to an adjustment in the bonus provisioning together with the salary increases ordered by the Government or agreed upon with the labor unions and the limitations of caps on the amounts of social security contributions and expenses. The increase in advertising and promotion expenses is explained by a more aggressive business strategy in an environment of growing economic activity.

As of March 31, 2006, the Bank had 3,668 employees - including consolidated companies (except for the Consolidar Group) - and a network of 230 consumer branches, 27 branches specialized in the middle-market segment, and 35 offices of Credilogros.

Other Income/Expenses

Other income/expenses for the first quarter reflected a Ps.173.2 million loss, compared to a Ps. 139.3 million and Ps.94.4 million loss registered in the December and March 2005 quarters, respectively. As previously mentioned, the present figures were negatively impacted by: i) a Ps.56.1 million charge related to the amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance with the Central Bank’s regulations (which does not imply that the Bank waives its right to demand future compensation), ii) the provisions registered in Other expenses during the quarter to cover the taxable deferred asset stemming from the use of the deferred tax method, the opposite entry of which is included in Other income, and iii) the registration of general provisions that will allow completion of the mark-to-market valuation of public sector bonds issued by the Federal Government.

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of March 31, 2006 and December 2005, the Bank has estimated the existence of a net operating loss for income tax purposes.

Given the objection from the Central Bank to the capitalization of items arising from the application of the deferred tax method, the Bank has set up a provision for the net balance between the deferred tax assets and liabilities.

As of March 31, 2006 and December 31, 2005, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting to Ps. Ps. 418 million and Ps. 360 million, respectively.

Income from equity investments

Income from equity investments sets forth net income from related companies, which are not consolidated, mainly the Consolidar Group. During the March 2006 quarter, the Bank registered a Ps. 9.3 million gain from its stake in the Consolidar Group.

Capitalization

	Quarter ended			% Change Qtr ended 03/31/06 vs. Qtr ended
in thousands of pesos except percentages	03/31/06	12/31/05	03/31/05	12/31/05	03/31/05
Capital Stock	471,361	471,361	471,361	0.00%	0.00%
Non-capitalized contributions	175,132	175,132	1,195,390	0.00%	-85.35%
Adjustments to stockholders equity	312,979	312,979	769,904	0.00%	-59.35%
Subtotal	959,472	959,472	2,436,655	0.00%	-60.62%
Reserves on Profits	428,698	428,698	430,500	0.00%	-0.42%
Unapropiated retained earnings (1)	223,637	183,095	-1,380,968	22.14%	116.19%
Unrealized valuation difference	230,282	230,282	230,282	0.00%	0.00%
Total stockholders´ equity	1,842,089	1,801,547	1,716,469	2.25%	7.32%

Following the resolutions of the Ordinary and Extraordinary Shareholder’s Meeting, held on April 28 2005, the Bank absorbed accumulated losses corresponding to 2002, 2003 and 2004 fiscal years, the Non-appropriated earnings of which totaled Ps.1,479,003,460.

Furthermore, the Bank registered an asset corresponding to the minimum presumed income tax for the fiscal years 2001, 2002, 2003 and 2004 for a total amount of approximately Ps. 92 million, the counterpart of which is accounted for in “Income (loss) adjustment to prior year”, under Stockholders equity.

Similarly, the Bank accounted for: (i) a Ps. 8 million (loss) adjustment to prior year related to software and to value transportation expenses, corresponding to the previous fiscal year and registered during 2005; and (ii) a Ps. 18 million (loss) adjustment to prior year due to a change in the accounting criteria on certain proyects, the counterpart of which was accounted for in intangible assets in 2004 balance sheet.

	Quarter ended			% Change Qtr ended 03/31/06 vs. Qtr ended
in thousands of pesos except percentages	03/31/06	12/31/05	03/31/05	12/31/05	03/31/05
Central Bank Minimum Capital Requirements	930,620	906,953	895,303	2.61%	3.94%
Central Bank Minimum Capital Requirements (a, b)	835,104	830,434	821,199	0.56%	1.69%
Market Risk	53,761	38,079	33,044	41.18%	62.70%
Increase in capital requirements related to custody	41,755	38,440	41,060	8.62%	1.69%

a) Central Bank Minimum Capital Requirements	748,569	632,789	555,620	18.30%	34.73%
Allocated to Asset at Risk	368,024	331,836	244,213	10.91%	50.70%
Allocated to Immobilized Assets	131,523	132,125	137,284	-0.46%	-4.20%
Interest Rate Risk	128,499	97,950	77,109	31.19%	66.65%
Loans to Public Sector and Securities in Investment	120,523	70,878	97,014	70.04%	24.23%
Non Compliance of Other Credit Regulations	—	197,645	—	-100.00%	100.00%

b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	835,104	768,793	821,199	8.63%	1.69%
5% of the securities in custody and book-entry notes	835,104	768,793	821,199	8.63%	1.69%

Bank Capital Calculated under Central Bank Rules	1,938,349	1,889,893	1,688,948	2.56%	14.77%
Core Capital	1,801,543	1,684,343	1,618,452	6.96%	11.31%
Minority Interest	194,413	188,960	176,829	2.89%	9.94%
Supplemental Capital	42,946	122,207	28,092	-64.86%	-52.88%
Deductions	(100,553)	(105,617)	(134,425)	-4.79%	-25.20%
Excess over Required Capital	1,007,729	982,940	793,645	2.52%	26.97%

As of March 31, 2005 BBVA Banco Francés’s shareholders’ equity amounted to Ps. 1.8 billion with a Ps.1 billion excess capital over minimum requirements in accordance to Central Bank regulations. The excess over capital requirements must be calculated by taking highest of the capital requirements applicable to capital allocated to risk assets and to Pension Funds (AFJPs) for acting as securities custodians and registrars of mortgage notes.

Additional information

	Quarter ended			% Change Qtr ended 03/31/06 vs. Qtr ended
in pesos except percentages	31/03/06	31/12/05	31/03/05	31/12/05	31/03/05
- Exchange rate	3.0808	3.0315	2.9233	1.63%	5.39%
- Quarterly CER adjustment (CPI)	2.96%	3.04%	3.10%	-2.37%	-4.51%

Other developments

During the fiscal year 2005 the Bank sold its equity interest in Credilogros Compañía Financiera S.A. to Banco de Servicios y Transacciones S.A. and Grupo de Servicios y Transacciones S.A.. Following the completion of the due diligence process the aggregate price for the transaction remained at USD 16.9 million. Such transaction is still subject to the approval of the Central Bank of the Republic of Argentina.

The Ordinary and Extraordinary Shareholders Meeting, held on April 27th 2006, approved, among other items, a cash dividend payment of Ps. 27 million, subject to the authorization of the Central Bank and of the bondholds. These authorizations were obtained on April 27th and May 5th 2006, respectively.

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’s earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’s financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in the markets for BBVA Banco Francés’s products and services; (2) changes in domestic or international stock market prices, exchange rates or interest rates; (3) macroeconomic, regulatory, political or governmental changes; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’s annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call: A conference call to discuss this third quarter earnings will be held on Thursday, May 11, at 11:30 A.M. New York time - 12:30 A.M. Buenos Aires time. If you are interested in participating please dial (719) 457-2647 at least 5 minutes prior to our conference. Confirmation code: 4109723. To receive the tape of this conference call, please call (719) 457 2865.

Internet:	This press release is also available in http://www.bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

(in thousands of $)	03/31/06	12/31/05	09/30/05	03/31/05
ASSETS :
Cash and due from banks	2,268,145	1,601,065	2,082,694	1,804,721
Government and Private Securities	2,561,493	2,306,859	1,690,065	1,823,141
Loans	7,652,378	7,847,000	8,039,265	8,760,564
- Loans to the private & financial sector	4,336,428	3,889,403	3,439,708	2,604,463
- Advances	755,800	733,597	589,216	335,985
- Notes discounted and purchased	573,946	560,863	465,023	230,413
- Secured with mortgages	397,296	394,678	384,324	393,141
- Car secured loans	72,291	60,714	53,283	38,645
- Credit cards	417,461	393,893	308,318	252,664
- Loans to financial sector	195,054	119,745	101,865	57,694
- Other loans	2,021,877	1,719,690	1,621,197	1,387,411
Less: Unaccrued interest	(3,132)	(2,577)	(1,925)	(902)
Plus: Interest & FX differences receivable	48,352	44,361	38,284	32,947
Less: Allowance for loan losses	(142,517)	(135,561)	(119,877)	(123,535)
- Public Sector loans	3,315,950	3,957,597	4,599,557	6,156,101
Less: Unaccrued interest	1,778,177	2,190,019	2,639,488	3,805,569
Plus: Interest & FX differences receivable	1,537,773	1,767,578	1,960,069	2,350,532
Other banking receivables	807,730	821,991	926,276	899,260
- Compensatory Bond	122,251	114,922	121,653	—
- Repurchase agreements	78,994	99,762	—	251,784
- Unlisted private securities	60,188	78,228	79,121	89,171
- Unlisted Private securities: Trustees	15,207	15,399	17,448	18,043
- Other banking receivables	533,066	515,525	713,067	546,569
- Less: provisions	(1,976)	(1,845)	(5,013)	(6,307)
Investments in other companies	287,214	277,829	273,270	259,290
Intangible assets	560,268	610,741	671,140	745,791
- Goodwill	23,822	25,459	27,116	30,431
- Organization and development charges	20,640	19,930	33,428	20,215
- Assets related to legal injunctions	515,806	565,352	610,596	695,145
Other assets	770,958	752,735	722,674	674,535

Total assets	14,908,186	14,218,220	14,405,384	14,967,302

	03/31/06	12/31/05	09/30/05	03/31/05
LIABILITIES:
Deposits	11,355,739	10,754,076	10,842,937	9,837,498
- Demand deposits	2,114,924	1,901,500	2,000,759	1,877,829
- Saving accounts	3,048,699	3,000,508	2,829,040	2,513,095
- Time deposits	5,563,952	5,161,013	5,303,731	4,728,713
- Rescheduled deposits - CEDROS (*)	286,226	306,322	345,821	427,454
- Other deposits	341,938	384,733	363,586	290,407
Other banking Liabilities	1,218,486	1,237,848	1,335,874	3,030,334
Other provisions	320,610	208,682	278,364	264,074
- Other contingencies	320,167	207,917	274,577	260,261
- Guarantees	443	765	3,787	3,813
Subordinated debt	—	—	—	—
Other liabilities	147,098	192,189	135,998	97,484
Minority interest	24,164	23,878	23,201	21,443

Total liabilities	13,066,097	12,416,673	12,616,374	13,250,833

Total stockholders´ equity	1,842,089	1,801,547	1,789,010	1,716,469

Total liabilities + stockholders’ equity	14,908,186	14,218,220	14,405,384	14,967,302

(*)	The payment of rescheduled deposits concluded in August 2005 in accordance with its original schedule, except those deposits that have a pending legal injuction.

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT

	03/31/06	12/31/05	09/30/05	03/31/05
Financial income	427,306	390,000	355,805	350,938
- Interest on Cash and Due from Banks	7,106	7,553	6,769	5,029
- Interest on Loans Granted to the Financial Sec.	3,603	2,539	1,877	1,031
- Interest on Overdraft	17,881	14,551	11,423	7,021
- Interest on Notes discounted and purchased	9,697	8,631	6,122	3,945
- Interest on mortgages	10,587	10,406	10,244	10,558
- Interest on car secured loans	1,405	1,150	952	703
- Interest on Credit Card Loans	6,374	6,623	6,328	5,301
- Interest on Other Loans	46,920	44,179	39,599	30,820
- Income from securities and short term investments	94,552	24,207	40,443	16,641
- Interest on Government guaranteed loans Decreet 1387/01	66,043	104,596	49,144	60,659
- From Other Banking receivables	4,683	3,787	3,249	1,347
- CER	130,586	133,162	144,774	185,702
- CVS	—	—	—	—
- Foreign exchange difference	16,767	20,039	20,869	15,161
- Other	11,102	8,577	14,012	7,020
Financial expenses	(139,582)	(127,012)	(157,566)	(163,045)
- Interest on Current Account Deposits	(7,793)	(9,037)	(7,284)	(3,403)
- Interest on Saving Account Deposits	(1,139)	(1,072)	(1,000)	(819)
- Interest on Time Deposits	(58,922)	(47,704)	(45,412)	(31,978)
- Interest on Other Banking Liabilities	(9,404)	(9,015)	(8,252)	(4,335)
- Other interests (includes Central Bank)	(4,785)	(4,485)	(16,015)	(20,875)
- Mandatory contributions and taxes on interest income	(10,293)	23,523	(8,409)	(8,095)
- CER	(46,999)	(47,033)	(71,333)	(93,001)
- Foreign exchange difference	—	93	(55)	(393)
- Other	(247)	(32,282)	194	(146)
Net financial income	287,724	262,988	198,239	187,893
Provision for loan losses	(18,174)	(20,795)	(44,872)	(10,455)
Income from services, net of other operating expenses	100,155	93,728	90,951	83,652
Administrative expenses	(163,616)	(167,532)	(149,224)	(134,394)
Income (loss) from equity investments	9,381	4,311	6,443	8,085
Net Other income	(173,174)	(139,302)	(73,773)	(94,358)
Income (loss) from minority interest	(286)	(678)	(1,009)	(411)
Income before tax	42,010	32,720	26,755	40,012
Income tax	(1,468)	(1,702)	(906)	(7,886)

Net income	40,542	31,018	25,849	32,126

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	03/31/06	12/31/05	06/30/05	03/31/05
ASSETS
Cash and due from banks	2,292,102	1,611,506	2,102,868	1,814,912
Government Securities	3,836,916	3,504,311	2,788,755	2,399,228
Loans	8,311,247	8,481,476	8,649,434	9,700,847
Other banking receivables	818,615	831,450	929,948	908,998
Investments in other companies	51,744	50,297	48,905	47,346
Other assets	1,449,129	1,504,708	1,533,339	1,551,486

TOTAL ASSETS	16,759,753	15,983,748	16,053,249	16,422,817

	03/31/06	12/31/05	06/30/05	03/31/05
LIABILITIES
Deposits	11,218,840	10,613,086	10,657,701	9,617,800
Other banking liabilities	1,223,344	1,244,795	1,337,152	3,042,710
Other liabilities	2,281,068	2,135,360	2,082,582	1,869,352
Minority interest	194,412	188,960	186,804	176,486

TOTAL LIABILITIES	14,917,664	14,182,201	14,264,239	14,706,348

TOTAL STOCKHOLDERS´ EQUITY	1,842,089	1,801,547	1,789,010	1,716,469

STOCKHOLDERS´EQUITY + LIABILITIES	16,759,753	15,983,748	16,053,249	16,422,817

	03/31/06	12/31/05	06/30/05	03/31/05
NET INCOME
Net Financial Income	372,495	272,874	272,874	237,159
Provision for loan losses	(18,174)	(44,872)	(44,872)	(10,455)
Net Income from Services	188,474	167,320	167,320	153,009
Administrative expenses	(212,654)	(201,395)	(201,395)	(178,410)
Net Other Income	(275,024)	(159,129)	(159,129)	(150,868)
Income (loss) from minority interest	(5,450)	(5,758)	(5,758)	(4,974)

Income before tax	49,667	29,040	29,040	45,461

Income tax	(9,125)	(3,191)	(3,191)	(13,335)

Net income	40,542	25,849	25,849	32,126

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 10, 2006	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G.Canestri
	Title:	Chief Financial Officer